UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MetaMorphix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Sandy Holm

New Frontiers Capital, L.L.C.

1111 South Willis Avenue

Wheeling, IL 60090

(847) 541-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New Frontiers Capital, LLC / 36-4474578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,790,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,790,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,790,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Forsythe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 318,537.99

	8.	Shared Voting Power 7,790,000

	9.	Sole Dispositive Power 318,537.99

	10.	Shared Dispositive Power 7,790,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,537.99

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of MetaMorphix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 8000 Virginia Manor Road, Suite 140, Beltsville, MD 20705.

Item 2.	Identity and Background

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) New Frontiers Capital, LLC, a Delaware limited liability company (“NFC”), by virtue of its direct beneficial ownership of Common Stock and (ii) Gerald R. Forsythe (“Forsythe”), by virtue of his direct beneficial ownership of Common Stock and him being the managing member of NFC.  NFC and Forsythe are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Forsythe is the managing member of NFC.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1111 South Willis Avenue, Wheeling, IL 60090.

(c) The principal business of each of the Reporting Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Forsythe is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On March 30, 2005, Forsythe acquired from the Issuer a promissory Note (the “First Note”), with a principal balance of $300,000, annual interest of 12% and a maturity date of the earlier of March 31, 2006 or the receipt of certain funds by the Issuer, for $300,000.

Pursuant to the terms of the First Note, the First Note is convertible into a private placement of the debt or equity securities of the Issuer (a “Subsequent Financing”) on the same terms as the Subsequent Financing.  Thus, at the time of this filing, pursuant to the terms of the Issuer’s current Subsequent Financing, the First Note is convertible into: (i) a new secured convertible promissory note from the Issuer (the “New Note”), with a principal balance equal to the outstanding principal amount plus all accrued and unpaid interest thereon of the First Note at the time it is converted into the Subsequent Financing, annual interest of 10% and a maturity date of three years after the issuance date of the new note and (ii) a new warrant to purchase Common Stock of the Issuer (the “ New Warrant”).

The New Note would be convertible at the option of the holder of such New Note into the number of shares of Common Stock equal to the quotient obtained by dividing: (a) the principal amount, and all accrued and unpaid interest thereon, if any, of the New Note being converted by (b) the conversion price, which at the time of this filing was $4.00 and is subject to adjustment.  The New Warrant would be exercisable at the option of the holder of such New Warrant to purchase up to the number of shares of the Issuer’s Common Stock equal to 10% times the quotient obtained by dividing (x) the principal amount, and all accrued and unpaid interest thereon, if any, of the First Note that was converted into the current Subsequent Financing at the time it was so converted by (y) $4, at an exercise price equal to $4 at the time of this filing, which is subject to adjustment.

A copy of the form of the First Note is filed as an exhibit hereto and is incorporated herein by reference.

On September 15, 2005, Forsythe acquired a three-year promissory note, (the “Second Note”) and a warrant to purchase Common Stock of the Issuer (the “First Warrant”) from the Issuer for $500,000.

On December 30, 2005, pursuant to a Subscription Agreement, dated as of December 30, 2005, between Forsythe and the Issuer (the “Mezzanine Subscription Agreement”), Forsythe converted the Second Note and the First Warrant into a mezzanine debt offering of the Issuer (together with the Mezzanine Subscription Agreement, the “Mezzanine Offering”).  Pursuant to the Mezzanine Offering, the Second Note and First Warrant were cancelled, and Forsythe acquired: (i) a Warrant to Purchase Common Stock No. WMBR-12 of the Issuer, dated as of December 30, 2005 (the “Mezzanine Warrant”), (ii) a 10% Secured Convertible Secured Promissory Note No. MBR-12, dated as of December 30, 2005, of the Issuer (the “Mezzanine First Note”), with a principal balance of $500,000, annual interest of 10% and a maturity date of December 29, 2008, (iii) a 10% Secured Convertible Promissory Note No. MBR-12-I, dated as of December 30, 2005, of the Issuer (the “Mezzanine Second Note,” and, together with the Mezzanine First Note, each, a “Mezzanine Note,” and collectively, the “Mezzanine Notes”), with a principal balance of $15,068.49, annual interest of 10% and a maturity date of December 29, 2008 and (iv) an additional Warrant to Purchase Common Stock No. WMBR-12-B of the Issuer (the “Incentive Warrant”).

                                                The Mezzanine Warrant may be exercised at the option of the holder of such Mezzanine Warrant to purchase up to 75,000 shares of the Issuer’s Common Stock at an exercise price equal to $4.00 at the time of the issuance of the Mezzanine Warrant, which is subject to adjustment.  All or a portion of each of the Mezzanine Notes is convertible at the option of the holder of such Mezzanine Note into a number of share of the Common Stock of the Issuer equal to the quotient obtained by dividing: (a) the principal amount, and all accrued and unpaid interest thereon, if any, of the Mezzanine Note being converted by (b) the conversion price, which at the time the Mezzanine Offering was made was $4.00 and is subject to adjustment.  The Incentive Warrant may be exercised at the option of the holder of such Incentive Warrant to purchase up to 12,500 shares of the Issuer’s Common Stock at an exercise price equal to $4 at the time of the issuance of the Incentive Warrant, which is subject to adjustment.

A copy of each of: (i) the Mezzanine Subscription Agreement, (ii) the form of the Mezzanine Warrant, (iii) the form of the Mezzanine First Note, (iv) the form of the Mezzanine Second Note and (v) the form of the Incentive Warrant is filed as an exhibit hereto and is incorporated herein by reference.

On January 5, 2006, NFC acquired 1,542,857 shares of Series E Convertible Preferred Stock (the “Series E Preferred”) of the Issuer for an aggregate purchase price of $3,471,525, pursuant to a Series E Convertible Preferred Stock Purchase Agreement (“Purchase Agreement”), dated December 28, 2005, by and between NFC, Applera Corporation, a Delaware corporation, and the Issuer.

Pursuant to the terms and conditions of a Certificate of Designations Series E Convertible Preferred Stock of the Issuer (“Certificate of Designations”), filed with the Secretary of State of the State of Delaware as of February 28, 2002, each share of Series E Convertible Preferred Stock of the Issuer is

convertible at the option of the holder of such share of Series E Convertible Preferred Stock into 4.375 shares of Common Stock of the Issuer.

On January 5, 2006, NFC acquired a 10% Secured Convertible Promissory Note No. MBR-40 of the Issuer (the “Promissory Note”), with a principal balance of $2,600,000, annual interest of 10% and a maturity date of January 5, 2009.  On January 5, 2006, NFC acquired a Warrant to Purchase Common Stock No. WMBR-40 of the Issuer (the “Warrant”).  NFC acquired both of the Promissory Note and the Warrant for $2,600,000, pursuant to a Subscription Agreement, dated as of January 5, 2006, between NFC and the Issuer (the “Subscription Agreement”).

All or a portion of the Promissory Note is convertible at the option of the holder of such Promissory Note into a number shares of Common Stock of the Issuer equal to the quotient obtained by dividing: (i) the principal amount, and all accrued and unpaid interest thereon, if any, of the Promissory Note being converted by (ii) the conversion price, which at the time of the issuance of the Promissory Note was $4.00 and is subject to adjustment.  The Warrant may be exercised at the option of the holder of such Warrant to purchase up to 390,000 shares of the Issuer’s Common Stock at an exercise price equal to $4.00 at the time of the issuance of the Warrant, which is subject to adjustment.

A copy of the Purchase Agreement, the Certificate of Designations, the form of the Promissory Note, the form of the Warrant and the Subscription Agreement are filed as exhibits hereto and are incorporated herein by reference.  The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

Item 4.	Purpose of Transaction

The Reporting Persons hold the First Note, the Mezzanine Warrant, the Mezzanine First Note, the Mezzanine Second Note, the Incentive Warrant, the Series E Preferred, the Promissory Note and the Warrant, each of which is convertible into the Issuer’s Common Stock, for investment purposes.  Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)           NFC is the direct beneficial owner of 7,790,000 shares of Common Stock, which include: (i) the 6,750,000 shares of Common Stock into which NFC’s 1,542,857 shares of Series E Convertible Preferred Stock may be converted at any time; (ii) the 390,000 shares of Common Stock available at any time upon exercise of the Warrant and (iii) the 650,000 shares of Common Stock into which the Promissory Note may be converted at any time (based on the conversion price at the time of issuance of the Promissory Note), or approximately 27.7% of the Common Stock as of the date of this statement (assuming there are 20,369,718 shares of Common Stock outstanding and including: (i) the 6,750,000 shares of Common Stock into which NFC’s 1,542,857 shares of Series E Convertible Preferred Stock may be converted at any time; (ii) 390,000 shares of Common Stock available at any time upon exercise of the Warrant and (iii) the 650,000 shares of Common Stock into which the Promissory Note may be converted at any time (based on the conversion price at the time of issuance of the Promissory Note)).

By virtue of the relationship between NFC and Forsythe described in Item 2, Forsythe may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by NFC.

Forsythe is the direct beneficial owner of 318,537.99 shares of Common Stock, which include: (i) the 102,270.87 shares of Common Stock into which Forsythe’s First Note may be converted at any time (based on (a) the outstanding principal balance of the First Note and accrued and unpaid interest thereon, (b) conversion of the First Note into Issuer’s current Subsequent Offering, (c) conversion of the resulting New Note, (d) a conversion price for the resulting New Note of $4.00 and (e) exercise of the resulting New Warrant, each of (a), (b) and (d) at the time of the events requiring this filing); (ii) the 75,000 shares of Common Stock available at any time upon the exercise of the First Warrant; (iii) the 125,000 shares of Common Stock into which Forsythe’s Mezzanine First Note may be converted at anytime (based on (m) the outstanding principal balance of the Mezzanine First Note and accrued and unpaid interest thereon, if any, and (n) a conversion price of $4.00, each of (m) and (n) at the time of the issuance of the Mezzanine Notes); (iv) the 3,767.12 shares of Common Stock into which Forsythe’s Mezzanine Second Note may be converted at anytime (based on (x) the outstanding principal balance of the Mezzanine Second Note and accrued and unpaid interest thereon, if any, and (y) a conversion price of $4.00, each of (x) and (y) at the time of the issuance of the Mezzanine Notes); and (v) the 12,500 shares of Common Stock available at any time upon the exercise of the Incentive Warrant,  or approximately 1.54% of the Common Stock as of the date of this statement (assuming that there are 20,369,718 shares of Common Stock outstanding and including: (i) the 102,270.87 shares of Common Stock into which Forsythe’s First Note may be converted at any time (based on (a) the outstanding principal balance of the First Note and accrued and unpaid interest thereon, (b) conversion of the First Note into Issuer’s current Subsequent Offering, (c) conversion of the resulting New Note, (d) a conversion price for the resulting New Note of $4.00 and (e) exercise of the resulting New Warrant, each of (a), (b) and (d) at the time of the events requiring this filing); (ii) the 75,000 shares of Common Stock available at any time upon the exercise of the First Warrant; (iii) the 125,000 shares of Common Stock into which Forsythe’s Mezzanine First Note may be converted at anytime (based on (m) the outstanding principal balance of the Mezzanine First Note and accrued and unpaid interest thereon, if any, and (n) a conversion price of $4.00, each of (m) and (n) at the time of the issuance of the Mezzanine Notes); (iv) the 3,767.12 shares of Common Stock into which Forsythe’s Mezzanine Second Note may be converted at anytime (based on (x) the outstanding principal balance of the Mezzanine Second Note and accrued and unpaid interest thereon, if any, and (y) a conversion price of $4.00, each of (x) and (y) at the time of the issuance of the Mezzanine Notes); and (v) the 12,500 shares of Common Stock available at any time upon the exercise of the Incentive Warrant).

The aggregate amount of Common Stock that Forsythe owns directly and may be deemed to possess indirect beneficial ownership of by virtue of the relationship between NFC and Forsythe described in Item 2 is 8,108,537.99 shares, or approximately 28.5% of the Common Stock as of the date of this statement (assuming there are 20,369,718 shares of Common Stock outstanding and including: (i) the 6,750,000 shares of Common Stock into which NFC’s 1,542,857 shares of Series E Convertible Preferred Stock may be converted at any time; (ii) 390,000 shares of Common Stock available at any time upon exercise of the Warrant; (iii) the 650,000 shares of Common Stock into which the Promissory Note may be converted at any time (based on the conversion price at the time of issuance of the Promissory Note); (iv) the 102,270.87 shares of Common Stock into which Forsythe’s First Note may be converted at any time (based on (a) the outstanding principal balance of the First Note and accrued and unpaid interest thereon, (b) conversion of the First Note into Issuer’s current Subsequent Offering, (c) conversion of the resulting New Note, (d) a conversion price for the resulting New Note of $4.00 and (e) exercise of the resulting New Warrant, each of (a), (b) and (d) at the date of the events requiring this filing); (v) the 75,000 shares of Common Stock available at any time upon the exercise of the First Warrant; (vi) the 125,000 shares of Common Stock into which Forsythe’s Mezzanine First Note may be converted at anytime (based on (m) the outstanding principal balance of the Mezzanine First Note and accrued and unpaid interest thereon, if any, and (n) a conversion price of $4.00, each of (m) and (n) at the time of the issuance of the Mezzanine Notes); (vii) the 3,767.12 shares of Common Stock into which Forsythe’s Mezzanine Second Note may be converted at anytime (based on (x) the outstanding principal balance of the Mezzanine Second Note and accrued and unpaid interest thereon, if any, and (y) a conversion price of $4.00, each of (x) and (y) at the time of the issuance of the Mezzanine Notes); and (viii) the 12,500 shares of Common Stock available at any time upon the exercise of the Incentive Warrant).

The filing of this statement by Forsythe shall not be construed as an admission that Forsythe is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(b)                                 NFC has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 7,790,000 shares of Common Stock which include: (i) the 6,750,000 shares of Common Stock into which NFC’s 1,542,857 shares of Series E Convertible Preferred Stock may be converted at any time; (ii) the 390,000 shares of Common Stock available at any time upon exercise of the Warrant and (iii) the 650,000 shares of Common Stock into which the Promissory Note may be converted at any time (based on the conversion price at the time of issuance of the Promissory Note), or approximately 27.7% of the Common Stock as of the date of this statement.

By virtue of the relationship between NFC and Forsythe described in Item 2, Forsythe may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by NFC.

Forsythe has the sole power to vote 318,537.99 shares of Common Stock, which include: (i) the 102,270.87 shares of Common Stock into which Forsythe’s First Note may be converted at any time (based on (a) the outstanding principal balance of the First Note and accrued and unpaid interest thereon, (b) conversion of the First Note into Issuer’s current Subsequent Offering, (c) conversion of the resulting New Note, (d) a conversion price for the resulting New Note of $4.00 and (e) exercise of the resulting New Warrant, each of (a), (b) and (d) at the date of the events requiring this filing); (ii) the 75,000 shares of Common Stock available at any time upon the exercise of the First Warrant; (iii) the 125,000 shares of Common Stock into which Forsythe’s Mezzanine First Note may be converted at anytime (based on (m) the outstanding principal balance of the Mezzanine First Note and accrued and unpaid interest thereon, if any, and (n) a conversion price of $4.00, each of (m) and (n) at the time of the issuance of the Mezzanine Notes); (iv) the 3,767.12 shares of Common Stock into which Forsythe’s Mezzanine Second Note may be converted at anytime (based on (x) the outstanding principal balance of the Mezzanine Second Note and accrued and unpaid interest thereon, if any, and (y) a conversion price of $4.00, each of (x) and (y) at the time of the issuance of the Mezzanine Notes); and (v) the 12,500 shares of Common Stock available at any time upon the exercise of the Incentive Warrant,  or approximately 1.54% of the Common Stock as of the date of this statement.

The aggregate amount of Common Stock that Forsythe owns directly and may be deemed to possess indirect beneficial ownership of by virtue of the relationship between NFC and Forsythe described in Item 2 is 8,108,537.99 shares, or approximately 28.5% of the Common Stock as of the date of this statement.

The filing of this statement by Forsythe shall not be construed as an admission that Forsythe is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(c)                                  Except as otherwise set forth in this statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
NFC, the Issuer and other investors of the Issuer are parties to a Registration Rights Agreement, dated as of February 28, 2002 (the “Registration Agreement”). NFC became a party to the Registration

Agreement pursuant to the terms of the Registration Agreement and the Purchase Agreement.  A copy of the Registration Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

NFC, the Issuer, PE Corporation (NY) acting through its Celera Genomics Group (“Celera”) and other investors of the Issuer are parties to a Shareholders Agreement, dated as of February 28, 2002 (the “Shareholders Agreement”).  Pursuant to the terms of the Shareholders Agreement and the Purchase Agreement, NFC succeeded to certain of Celera’s rights under the Shareholders Agreement.  A copy of the Shareholders Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

The Promissory Note is governed, in part, by a Security Agreement, dated as of November 4, 2005, between the Issuer and Law Debentures Trust Company of New York, as collateral agent on behalf of the holders from time to time of the notes referred to therein (the “Security Agreement”).  A copy of the Security Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of January 24, 2006.
Exhibit 2	Powers of Attorney for the Reporting Persons, dated January 20, 2006.
Exhibit 3	Series E Convertible Preferred Stock Purchase Agreement, dated as of December 28, 2005, by and between New Frontiers Capital, LLC, Appelera Corporation, and MetaMorphix, Inc.
Exhibit 4	Certificate of Designations Series E Convertible Preferred Stock of MetaMorphix, Inc., dated as of February 28, 2002. (1)
Exhibit 5	Registration Rights Agreement, dated as of February 28, 2002, by and among MetaMorphix, Inc., PE Corporation (NY) acting through its Celera Genomics Group and the Shareholders listed therein.
Exhibit 6	Shareholders Agreement, dated as of February 28, 2002, by and among MetaMorphix, Inc. and the Shareholders listed therein. (1)
Exhibit 7	Form of 10% Secured Convertible Promissory Note No. MBR-40, dated as of January 5, 2006, between New Frontiers Capital, LLC and MetaMorphix, Inc.
Exhibit 8	Subscription Agreement, dated as of January 5, 2006, between New Frontiers Capital, LLC and MetaMorphix, Inc.
Exhibit 9	Form of Warrant to Purchase Common Stock No. WMBR-40, dated as of January 5, 2006, between New Frontiers Capital, LLC and Metamorphix, Inc.
Exhibit 10

Security Agreement, dated as of November 4, 2005, between the Issuer and Law Debentures Trust Company of New York, as Collateral Agent on behalf of the holders from time to time of the Notes referred to therein.

Exhibit 11	Form of Note, dated as of March 30, 2005, between Gerald Forsythe and MetaMorphix, Inc.
Exhibit 12	Form of Warrant to Purchase Common Stock No. WMBR-12, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 13	Subscription Agreement, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 14	Form of 10% Secured Convertible Promissory Note No. MBR-12, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 15	Form of Warrant to Purchase Common Stock No. WMBR-12-B, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 16	Form of 10% Secured Convertible Promissory Note No. MBR-12-I, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.

(1)           Incorporated by reference to MetaMorphix, Inc.’s Registration Statement on Form 10-SB (Registration No. 000-51294).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2006

New Frontiers Capital, LLC

By:	Gerald R. Forsythe
Its:	Managing Member

By:	/s/ Robert C. Davis
Name:	Robert C. Davis
Its:	Attorney-in-Fact

Gerald R. Forsythe

By:	/s/ Robert C. Davis
Name:	Robert C. Davis
Its:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated, as of January 24, 2006.
Exhibit 2	Powers of Attorney for the Reporting Persons, dated January 20, 2006.
Exhibit 3	Series E Convertible Preferred Stock Purchase Agreement, dated as of December 28, 2005, by and between New Frontiers Capital, LLC, Appelera Corporation, and MetaMorphix, Inc.
Exhibit 4	Certificate of Designations Series E Convertible Preferred Stock of MetaMorphix, Inc., dated as of February 28, 2002. (1)
Exhibit 5	Registration Rights Agreement, dated as of February 28, 2002, by and among MetaMorphix, Inc., PE Corporation (NY) acting through its Celera Genomics Group and the Shareholders listed therein.
Exhibit 6	Shareholders Agreement, dated as of February 28, 2002, by and among MetaMorphix, Inc. and the Shareholders listed therein. (1)
Exhibit 7	Form of 10% Secured Convertible Promissory Note No. MBR-40, dated as of January 5, 2006, between New Frontiers Capital, LLC and MetaMorphix, Inc.
Exhibit 8	Subscription Agreement, dated as of January 5, 2006, between New Frontiers Capital, LLC and MetaMorphix, Inc.
Exhibit 9	Form of Warrant to Purchase Common Stock No. WMBR-40, dated as of January 5, 2006, between New Frontiers Capital, LLC and Metamorphix, Inc.
Exhibit 10

Security Agreement, dated as of November 4, 2005, between the Issuer and Law Debentures Trust Company of New York, as Collateral Agent on behalf of the holders from time to time of the Notes referred to therein.

Exhibit 11	Form of Note, dated as of March 30, 2005, between Gerald Forsythe and MetaMorphix, Inc.
Exhibit 12	Form of Warrant to Purchase Common Stock No. WMBR-12, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 13	Subscription Agreement, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 14	Form of 10% Secured Convertible Promissory Note No. MBR-12, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 15	Form of Warrant to Purchase Common Stock No. WMBR-12-B, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.
Exhibit 16	Form of 10% Secured Convertible Promissory Note No. MBR-12-I, dated as of December 30, 2005, between Gerald Forysthe and MetaMorphix, Inc.

(1)           Incorporated by reference to MetaMorphix, Inc.’s Registration Statement on Form 10-SB (Registration No. 000-51294).